December 20, 2023

Ms. Chen Chen

Ms. Kathleen Collins

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DouYu International Holdings Ltd
Annual Report on Form 20-F
Filed April 25, 2023
File No. 001-38967

Dear Ms. Chen and Ms. Collins:

DouYu International Holdings Ltd (the “Company”) acknowledges the receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated November 21, 2023 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2022 and the Company’s Form 6-K furnished on November 21, 2023.

The Company continues to carefully consider the Staff’s questions and would like to request a further extension of the due date for the Company’s response to January 12, 2024.

We appreciate the Staff’s accommodation for the extension. Should you have any questions regarding this extension request, please do not hesitate to contact Li He of Davis Polk & Wardwell LLP by telephone at +852 2533-3306 or email at li.he@davispolk.com.

Yours sincerely,

/s/ Mingming Su
Name: Mingming Su
Title: Chief Strategy Officer

cc:	Mr. Li He, Partner
Davis Polk & Wardwell LLP